Amendment No. 1

to

Form 6-K/A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2025

Commission File Number 001-31522

Eldorado Gold Corporation
(Translation of registrant’s name into English)

11th Floor-550 Burrard Street

Bentall 5

Vancouver, B.C.

Canada V6C 2B5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

EXPLANATORY NOTE

This Amendment No. 1 to the Report on Form 6-K (the "Amendment No. 1")  amends the Report on Form 6-K furnished by Eldorado Gold Corporation to the United States Securities and Exchange Commission on January 27, 2025 (the "Initial Report") to replace Exhibit 99.1 of the Initial Report with the amended version of Technical Report - Lamaque Complex, Québec, Canada and to replace Exhibits 99.2 to 99.8 of the Initial Report with the updated Certificates of Qualified Persons furnished as Exhibits 99.2 to 99.7 of this Amendment No. 1.

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EXHIBIT INDEX

Exhibits

99.1	Technical Report - Lamaque Complex, Québec, Canada
99.2	Certificate of Qualified Person – Jacques Simoneau
99.3	Certificate of Qualified Person – Peter Lind
99.4	Certificate of Qualified Person – Jessy Thelland
99.5	Certificate of Qualified Person – Philippe Groleau
99.6	Certificate of Qualified Person – Mehdi Bounani
99.7	Certificate of Qualified Person – Vu Tran

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELDORADO GOLD CORPORATION

By:	/s/ Karen Aram
Karen Aram, Corporate Secretary

Date: February 28, 2025

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